United Online, Inc.

JPMorgan 36th Annual Technology Conference

May 20, 2008

Moderator:                                   Good afternoon, and thank you again for joining JP Morgan Technology Conference. This afternoon I’m pleased to have United Chairman, President, and CEO, Mark Goldston and Chief Financial Officer, Scott Ray. Thank you for joining.

Speaker:                                                 Thank you.

Moderator:                                    So for those in the audience who are not very familiar with United Online, it will be very helpful if we can just give us maybe two minutes time to discuss the overview of the business.

Mark:                                                                Basically United Online, I’m going to include the FTD acquisition, think about it as three key businesses, a communications business, which is internet access, mostly dial, a little bit of broadband. And we have a social networking media business, which is Classmates Media, which has the Classmates online social networking business, and our MyPoints loyalty rewards business. And then the third arm, which is the acquisition we just announced, is e-commerce and retail, and that’s our acquisition of the FTD group. And so those three businesses combined pro forma we do about $1.1 billion of revenue and about $244 million of EBITDA. Customer standpoint, we at United Online, Emron(?), have about 40% of all the American adults over 25 on the Internet. So we’ve got pushing 58, 60 million members. And so the big idea as we see it is to continue to monetize that business, which we do with a hybrid model, subscription and advertising. Our ISP is predominantly subscription based, and then obviously FTD, which is e-commerce and retail based.

Q:                                                                                   So let’s talk about the FTD business. What are some of the synergies you see with FTD with the existing business?

Mark:                                                               Well, one of the major synergies we see with the business is the fact that the demographic profile of FTD is literally identical to the demographic profile of Classmates and MyPoints. Average is about 37 years old, 65 to 70% are female, 80% make more than $55,000 a year. That’s exactly what we have in our 58 million member base. So the opportunity to be able to bring FTD potentially to our 58 million members is enormous, one. Two, we have the premier online loyalty company in MyPoints on the internet and being able to potentially bring a loyalty rewards company profile to FTD for their many users we think makes a ton of sense. But at 30,000 feet, the real big idea is FTD is a very well run, very profitable company, but has not really been a major internet company or a major marketing company. And as you know, the two strong suits of United are our internet savvy and our marketing ability. So that combined with the fact that we’ve got 40% of the adults in America on the internet as customers who are logically not customers of FTD and who have the same exact demographic profile, we think make this a perfect fit for us.

Q:                                                                                   Okay. So moving on to maybe Classmates business and we’ll come back to FTD, what differentiates Classmates from other social networking sites?

Mark:                                                                It makes a lot of money. That’s number one. It’s got a very compelling business model. A business model that many people historically have criticized ironically. Those are usually the business models that end up working. The Classmates business model is largely free members. We only acquire free members. And we’ve got something approaching 50 plus million of those. And what’s unusual about Classmates is it has a paid subscriber model as well. So we don’t go out to acquire pay users, we only acquire free users. Once you become a free member and you see all the various and sundry elements of our site that you can only do as a pay member, people have a propensity to want to pay us. And so what happened is we bought the company in ‘04, it had 1.4 million paid subscribers. Today it has 3.5 million, and it’s added a million-and-a-half paid subscribers in the last five quarters. Very profitable. Our average RPU is about $3.10. So our average user is paying us about $36 a year at about 90, 92 points of gross margin. So it is a wonderful business. It is negative working capital. They pay is in advance. Average user is on for more than a year. We get the cash, we hold on to the cash, very costs against it. And yes, we do have an advertising business, like a Facebook and a MySpace would have, and that’s for our free member base, and that’s a good business. But you wouldn’t want to have a social network that was only that in my opinion.

Q:                                                                                   Interesting. Let’s talk about the second point, in your opinion that social networking, paying subscriber for the social networking, so why do you think that Classmates is growing paid subscribers when Facebook and MySpace are free?

Mark:                                                                So that’s right. So the conventional wisdom is that that makes no sense. Why would anyone pay Classmates when you can become a free member at Facebook and MySpace. The real issue is, one, we have very different users. Classmate member average is 40 years old. Facebook is like my 21-year-old twins. One, there are some adults on it as well, and MySpace is a bunch of people all over the map. Basically, our business is unique in that if you want to reconnect with people from your high school, your college, your work, etc, this is the place to go on Classmates. And if you want to continue to converse with them, you have to pay to do that. And in the face of Facebook going from 10 million to 70 million members free, and MySpace going from 60 million to 90 million members free, we on Classmates got three years worth of paid subscriber growth during the period of that explosion in free social networking. So we have a big free social networking business as well, but our pay business is our special sauce. It’s what makes us unique. It’s why Classmates is so profitable. And our adult audience finds our average RPU of $3.10 a month to be a dominimous(?) price. I mean we don’t get people who say well, you’re too expensive. I mean we cost for a year what a dating service costs for a month. So the real issue is can we make our site compelling enough so that the free people enjoy it, want to come back more often, and then see a need to pay us to get sort of the full bonus experience that we have to offer. And I will tell you that we averaged about 70,000 new members a quarter for all of ‘05 and ‘06 in paid subscribers and in the last five quarters we’ve averaged 270,000 per quarter. Our first quarter was the first time ever that we came in over 300,000, 322,000 net paid subscribers. That’s more than we did in the whole year of 2005, and almost equaled the entire year of 2006. So it’s been on fire.

Speaker:                                                  So you talked about customers are not price sensitive, so why do your customers churn?

Mark:                                                               Well, that’s a great question. Remember, at Classmates you kind of never leave because even if you are a paid subscriber, when you “churn” you go back to being a free subscriber. So we have some people who will be a pay sub, then they’ll become a free sub again, and then they’ll go back and become a pay sub once again. What’s really interesting, Emron(?), is that people normally in the subscription business, and we’ve been in it for ten years on ISP, the more growth you have in paid subscribers the higher your churn, it’s always that way. You get it in cable, you get it in cell, you get it in ISP. We’ve had a million-and-a-half new paid subs come on in the last five quarters, our churn is actually going down. It was at an all time low 4.3% in the most recent quarter when we had an all time record quarter. So what it tells me is our active users were up 2.5 million year-over-year. They were up one million sequentially, and our churn went down, which means that our new website, our new features, and our paid value model obviously is saying to consumers that it’s worth the money because they’re staying longer than they ever have. When we bought Classmates the churn rate was almost 10%. Now it’s 4.3

Q:                                                                                   So where do you think the churn rate can go? Do you think you can maintain this low churn rate?

Mark:                                                               Well, without making a projection obviously which we couldn’t do, all I can tell you is that our goal in redesigning the website was to make people come back more often, do more, and encourage more people to pay us. Our active user accounts are higher than they’ve ever been. Our paid subscribers are higher than they’ve ever been, and our churn rate is lower than it’s ever been. So everything is pointing in the right direction and has been now for 15 running months.

Q:                                                                                   So you talked about you’re trying to improve user engagement. Can you give us some of the metrics that you’re seeing, where you’re seeing your strong growth in user engagement?

Mark:                                                                From an internal standpoint we don’t put out the actual numbers, but the amount of page views, the amount of visits, the amount of time spent on the site, the active members, we were up over what, 14 million active members of the Classmates media segment for the most recent quarter. Again, never been up at that level before. Year-over-year to be able to show 2.5 million people, more active people coming to the site, I mean that all points to the fact that we have dramatically increased the relevance and the compelling nature of Classmates. When we bought Classmates it needed a lot of work. It was an infrequently visited site, it was largely a registry. And in fact, it’s interesting, Emron, in 2004 we bought it at the end of the year, Classmates went down 240,000 paid subscribers in that year. In ‘05 it went up 300, in ‘06 it went up 340, in ‘07 it went up a million and 30, and now we’re up 322,000 in one quarter of ‘08. So it’s been a heck of a climb pattern since we’ve owned the company.

Q:                                                                                   What in your mind is driving this paid subscriber growth? Is it international addition, your giving customers new value proposition that Classmates didn’t give? What, if you had to identify two or three things that the customers are paying for, what are those?

Mark:                                                               One is the new marketing features. We have a digital guest book where people can check your profile and leave their name in a digital guestbook. You get notified and if you want to find out who it is you have to pay for that. So that’s number one. Number two is we’ve radically changed the look and the feel of the website. That personal profile that you create and the amount of content that you can put in there and interact with, that’s number two. And number three, we have basically created an environment on Classmates now where people feel it’s an interactive location. Years ago it wasn’t viewed as being interactive. It was viewed as being a static site where you would go and post your name and you would check the registry. We have five features coming out over the course of this year, two of which already launched, where we’re going to have neighborhoods so local communities, if you lived here in Wellesley, Massachusetts but you didn’t go to school here and you wanted to know where to sign up for soccer or where a homework club was, who was a good dentist to go to, you’re going to be able to do that. And we’re going to have an interest match where, Emron Kan(?) will be able to say these are the things I’m interested in, and you will be able to do a search by age, geography, and gender on Classmates of people who share that interest. So that’s coming out in the balance of 2008. So my personal perspective is how was the new website going to do was a big issue, it’s been a screaming success. How as the new profile going to do? It’s done really well. And the new features, which are not class oriented, they’re social networking oriented, from my perspective should be the thing that pushes us over the top and really turns this thing into a full featured adult social network.

Q:                                                                                   Got it. So moving on to maybe MyPoints. How is MyPoints doing in this kind of macro environment?

Mark:                                                                Actually very well. Our internal, our actual internal projections from MyPoints for Q1, we actually met that and it was an aggressive projection. So the advertising market in general, you probably know this better than I do, has been soft. It’s been soft in regular display advertising, it’s been soft in lead generation advertising, and so even in a market like that, MyPoints, which is 100% advertising, had a terrific Q1, right on the screws as to where we thought it would be. I’ll tell you, there is an interesting derivative value that we’re getting, which is that because the lead generation and the ad market has been relatively soft, we’re such a big buyer between Classmates, MyPoints, and our ISP that we’ve actually seen our subscriber acquisition costs go down as a result of sort of this softness in the market. So we’ve held up great in terms of selling our own advertising, but we’ve definitely benefited from being able to buy better in this ad market.

Q:                                                                                   And who are My Point’s largest customers? And how do you think the customer concentration will change over time?

Mark:                                                               Well, we haven’t, it’s kind of a special sauce thing. We haven’t really disclosed it. But if you went on the site just optically and looked, you would see the likes of Net Quote and Dell and eBay and Lancôme, there’s a ton of household brand names who have been long time major customers of the company. And in terms of how it changes over time, I think what’s happening is the marketing community now is getting so much more discriminating in terms of how they spend their money that just buying display advertising and search terms anymore is not going to get it done. MyPoints is the kind of a site where we can reach people directly on a targeted basis based on what they said they wanted to see. And the marketer gets a real time feedback as to whether or not that thing worked. And the renewal points have been phenomenally high because it’s real time data feedback that they get. So because MyPoints has a monetization model where they can get paid for people filling out a survey, people visiting a site, people actually buying something, there’s all these different ways to pay us, and they’re all performance based. So in a performance based market, MyPoints wins.

Q:                                                                                   Moving on to dial-up side of the business. Clearly dial up is a declining business, but it’s a great cash generating business. So how should we think of the dial up business for you? Are you investing in that business? Are you just trying to retain the customer base as much as you can? What’s your strategy on that?

Mark:                                                               The strategy on dial up has been pretty much the same for the past, I want to say five years. We’ve generated as a company almost $700 million of EBITDA, adjusted EBITDA in the last five years. The lion’s share of that has come from the dial business. The dial business today, and this is going to shock you, but has a

38.4% EBITDA margin. And there are companies that don’t have a gross margin that high. And so we look at it as it’s a harvested business. The last six months have been the best six months we’ve had on dial in almost four years. We had been averaging close to 140,000 –

Scott:                                                                Yeah, close to 150,000 since 2006 of average quarterly decline in our accounts. And then over the last two quarters we’ve seen less than 110,000 for each of the last two quarters.

Mark:                                                                So what’s happening is the dial up market right now has a power base on C and D counties in the United States, which are the outlying areas and lower income areas. I don’t know if you guys, somebody looked like they stole my earnings call speech, but the cover of The Wall Street Journal had a broadband article yesterday and they talked about broadband and the lack of penetration in C and D counties and lower income areas. It’s pretty much what we’ve been saying. So the good news is the dial up market has still probably got 18, 19 million people in it. But it costs the same amount of money to build a DSL station in Bessemer, Alabama as it does to build one in Boston, Massachusetts. And it costs the same amount of money to dig up the ground for cable in rural North Carolina as it does to dig up the ground in Manhattan. So it doesn’t make sense for a cable company or a DSL company to go dig up the ground or build a DSLAM station for minimal population. If you’ve got a phone jack in your house, you use dial up. So we like where the dial up market is, it’s got great cash flow characteristics. And the beauty is it’s becoming in our view a much less competitive environment because AOL really doesn’t want to be in this business anymore. Microsoft and AT&T haven’t focused on this for years, so it’s pretty much us and EarthLink, and we believe over time that if you want dial, there’s really only going to be a couple of places to go, and with 38.5 points of EBITDA and 85 plus points of gross margin, we love being in this business. The great thing about our company is it’s only going to be about 25% of our total revenues post the FTD deal. So we’re going to have this great cash flow business that’s really going to be about a quarter of the company. So people that had terminal value questions, well, they’ve had them for five years, but they’ve had terminal value questions on dial, which obviously we haven’t shared. But now it’s really going to become something of a non-issue because it will only be a quarter of the business.

Q:                                                                                   So as you pointed out that AOL might be exiting that business, Microsoft and AT&T really don’t care much about that business, do you want to be a consolidator of that business?

Mark:                                                                No. If people in the audience had a problem with my terminal value on a business that’s made $700 million of profit over the last five years, why would I want to double down? I mean in the end of the day I still can’t understand why people have been saying every year dial up is going to end. I mean you kind of get tired after a while of saying well, it didn’t happen this year, not going to happen next year. I don’t think going to a market as a public company for us saying that we’re going to bulk up on a terminally value perceived challenged business is what an investor wants to see. I think what they want to see is look, the reason you were able to buy Classmates for $100 million of cash was dial up. The reason why you could buy MyPoints was dial up. The reason why you could buy FTD was dial up. So use it as a cash generation tool, but don’t bet the farm on the future of the company using it. So that’s what we’re doing.

Moderator:                                   Are there any questions from the audience? Yeah.

Q:                                                                                  Do C and D counties have cable TV?

Mark:                                                                Some of them do. I mean big thing in the C and D counties as you may or may not know is using dishes. DirecTV is a perfect, if you have a view of the southern sky, it’s the perfect thing for people in Rantoul, Illinois and just way, way more development of satellite dish than cable in C and D. The expense just isn’t justified. They normally say a DSL station for example, you have to be within two-and-a-half miles to get service. So two-and-a-half miles of a DSL station in Boston you may have a half a million people. Two-and-a-half miles of a DSL station in Lawrenceville, Georgia could be 5,000 people. So the ROI doesn’t work. So those people have to get internet access. So their choice is $99 a month for satellite broadband, which the average $35,000 a year American is not going to do, or dial up. So we’re not out there touting that this is the way you’re going to download your music. This is Joe and Jane America who want to check their email and go on the internet and either don’t have another choice, or they don’t want to pay the money. I mean J.D. Power came out in September with that big report, said broadband had saturated I think it was called. And they basically said over the recent 12 months only 2% of the people in the dial up market overall had migrated to broadband because the perception in their mind was that broadband had saturated because it’s very large and that it doesn’t make sense economically to build it out in the other areas, and that’s what The Wall Street Journal article said yesterday. So if you’re in the dial up market like we are, you say wow, I’ve got a 90 plus percent brand awareness of my brands. I’m the lowest priced guy in America with my $9.95 service. If the dial up market is going to be around for a long time and the major competitors are leaving, we kind of like where we sit in that, but we’re not betting the farm on trying to build on to that for the future. We’re going to continue to manage it as a great business and the market will go where the market will go. I mean there’s a scenario, I’m not projecting it, but there is a scenario, Emron, where if the dial up market sort of asymptotes at 12, 14, 15 million people and the other people have left and it’s just us and EarthLink, you could actually end up, I’m not projecting this, but you could actually end up with more users because there isn’t anybody else in it to provide it. So we want to be in it, we want to provide it, but we want to manage our cap ex, we want to keep our margins really high, and we want to continue to use this thing to build our cash bank so we can go out and do the kind of acquisitions that we’ve done that have made huge returns to our shareholders on what we’ve bought.

Q:                                                                                   Any other questions?

Mark:                                                                Yes sir.

Q:                                                                                   [Inaudible]

Mark:                                                               That’s a great question. I think the capital markets have opened up enough for us to be able to do that. We need to be able to do it on terms we want to do it on. The way this deal is structured, it’s very unique in that the paper we’re talking about by and large, the debt is going on FTD itself. The seller note is going on the parent. So $100 million of seller note to the parent is only about .67 turns of leverage against our EBITDA of 148. So we think there’s a good likelihood that we can refinance it. We have a little bit of a time pressure to be able to get it done before the proxy is filed. So we’re working on it. And we certainly have appropriate economic incentive to get that done in terms of getting a lower share price.

Q:                                                                                   Any other questions?

Q:                                                                                   How can you bring the NetZero price to where it is now? Is that –

Mark:                                                                Always. Yeah, we invented $9.95 originally back in the spring of 2001, it was our first launch of a pay service. So we’ve been at that same price point all along.

Speaker:                                                  So any other questions? So I’ll ask. You talked about the beginning, that FTD was not a marketing company nor an internet company. What do you think that you can do better than they did over the next two years?

Mark:                                                               Well, I’ve actually written a 25 page single spaced business building plan for that company that I’ve only unveiled to about three people internally. But it’s all ideas on building that business. The way I look at it is this, it’s probably one of the 50 best known brand names in America. They have thousands upon thousands of retail member florists. In fact, they’ve got more doors with the FTD logo in it than the combination of K-Mart, Wal-Mart, Target, JC Penney, and Sears put together. And they have, in my view, done a great job operationally, but from a marketing standpoint, I still think there’s a lot of opportunity to craft the brand image of the name FTD and why it pays to go to them and to sort of romance that florist network as being something of an artisan network that can bring this directly to your home. We have a lot of ways that we think we can bring it to our own users as well. Because you have to remember, the thing that’s really interesting to us about this market, there’s a $20 billion floral market. If you took FTD, 1-800-Flowers, Pro Flowers, and Teleflora, you back out all the ancillary service fees that they get and just look at the flowers that they sell, they only do 10% from my estimation, 10% of the $20 billion. So if you think of the big four players in the market don’t account for 90% of all the dollar volume that goes through the florist network, the opportunity from a brand building standpoint to secure a bigger share of that I think is enormous. So we look for big markets with well known brand names that are operationally sound that we can invigorate with our marketing savvy and our internet knowledge, and now by bringing our 55 million members to bear. So I think there’s a huge opportunity there. We’ve been working on this for close to seven months, and this was the deal that we thought was the right thing to do to transform our company. I mean if you’re an investor in our company right now, you’re looking at a company that has just had record EBITDA, has record subscriber growth in its growth business, still pays a dividend, which is now seven plus percent, which will be probably 3.5% post the deal. And with this new acquisition and a pro forma basis, and you’ve got $1.1 billion sales and $244 million, there just aren’t many companies around like that that also has a member base that’s 50 plus million people. So I think it puts United Online in a really unique position on the internet.

Q:                                                                                   Are you committed to that three-and-a-half percent divided? Or do you think that there’s any opportunity you will pursue that?

Mark:                                                               Well, legally I’m not. My lawyers won’t even let me comment on that. Legally the line is that my board of directors meets every quarter, reviews the financial position of the company and decides whether or not to declare a dividend. And that’s all I’m allowed to say. And I’ve been saying that now for 13 consecutive quarters and $180 million of dividend payments. So that’s all I can say about that. Yes sir.

Q:                                                                                   [Inaudible].

Mark:                                                                We had roughly $225 million of cash now, and we have done in the past three plus years, we’ve bought back about $180 million of stock, $160.

Scott:                                                                We’ve got about 60 left in the buy back program out of the 200 that we had we’ve bought back over 130 million, almost 131.

Mark:                                                               And we’ve done about $160, $180 million in dividends.

Scott:                                                               Yeah, 163 plus the dividend that’s already been declared that would be paid on the 30th of this month will put us right about 180.

Q:                                                                                  [Inaudible].

Mark:                                                                Yeah. It always has been. I mean realistically we spent $100 million in cash to buy Classmates, that’s been a killer deal. We spent $56 million to buy MyPoints, it’s been a great deal. We’re going to use about $200, $206 million this deal. But you know, we generate so much cash. I mean if you think about it, I mean this business is just a cash machine. And it’s allowed us to do what we’re doing now. I mean here we can go buy a company for $800 plus million, we only have to use $135 million in stock and we can write a check for $200 million. It’s thank you dial up. Although ironically we used to refer to dial up as the cash flow co and Classmates Media as growth co. Growth co is now becoming this major cash flow machine. I mean originally that wasn’t what we thought, but Classmates Media is now not only a high, Classmates Media in 2007 grew 27% at the top line, 41% at the EBITDA line. And it’s throwing off tons of cash.

Q:                                                                                  Where is Classmates growing in the U.S. versus internationally?

Mark:                                                               Well, obviously the U.S. has been phenomenal growth. The international growth has been meteoric. I mean we almost tripled international’s revenue in Q1. We are the number one social network in Germany. We’re number two in France, we’re number two in Sweden, we just launched Austria, and we’re looking at a couple of other countries as well and we’ve got this great model under our brand name called Stay Friends instead of Classmates. And it’s a killer, it’s very similar to the U.S. model, the growth has been fantastic. So both U.S. and international have had a very high growth trajectory.

Q:                                                                                  Got it. And how is your average revenue per user compared to U.S. versus international markets?

Mark:                                                                International is lower. International’s average revenue per user is probably in the mid 150 range, that’s that market. In the U.S. average revenue per user, if you just take the weighted average of 310 you can see that. We offer three programs in the U.S., a three month program, which is $5 a month, a one year program is $3.50 a month, and a two year program is $2.46 a month. So average our people are on for more than a year. Which is really important to note, they don’t pay us monthly, Emron. They give us a year in advance upfront, we hold the money, we have very little cost against it. So this is not a month to month business. You pretty much can only join for three months, one year, or two years.

Scott:                                                                And then by virtue at the end of the first quarter we had over $70 million of deferred revenue just relating to having received this kind of cash upfront that would accrete itself into our income as we moved forward. Collin.

Q:                                                                                  [Inaudible]

Mark:                                                                Yes, dramatically so. The web, it’s funny, Collin, when we were doing, originally doing the IPO the biggest questions that came up had to do with the site redesign, which is why you’re going to do this, not the site redesign how do we know it’s going to work? What’s going to happen to your active users? I mean that has been emphatically answered. It’s a huge success. We definitely have more people coming back, spending more time, doing more things, and converting to pay at numbers the likes of which we have never experienced before.

Q:                                                                                  [Inaudible]

Mark:                                                                I believe it’s by the site redesign, it’s by new marketing initiatives that our folks have been doing in terms of how they’re mailing out the emails and how they’re communicating with the people, and also the fact that we’re getting so much more content. I mean we had like a 75% increase in the amount of photos posted on the site as a result of the new design. So that’s what social networking is about. If you don’t have content, you don’t have a social network.

Q:                                                                                   Any other questions?

Mark:                                                               There’s another one back here. Josh.

Q:                                                                                   [Inaudible]

Mark:                                                                Dramatically. Well, I can’t tell you going forward because I’d be making a projection. All I can tell you is that after averaging call it 150,000 a quarter for numerous quarters, the last six months have averaged 107. Now, the December and the March quarters are good quarters for the dial business anyway. But on a relative basis, you would not have expected to have that low of a decline number. So as a business, I believe the competitive set is less than it was and people appear more rational for whatever reason. And that’s the nature of the beast. We’re trying to be a little bit more clever about how we market and where we market and what we do. We don’t talk too much about it because I really don’t want to share it with you know who. But knock wood, it’s been working.

Scott:                                                                Yeah. Mark’s talked a lot about value engineering and the efforts we go through there. If you look at, as you talked about 25%, the numbers that we see, 20 to 22% say year over year declines in revenue. In revenue in your top line. But when you go and look at the adjusted OIBITDA line for instance here on the same comparative period, revenues were down $17.5 million, adjusted OIBITDA was only down $2.5 million or about 15% of that total. So we’re going to continue to focus hard on the cash flows as we respond to any decline in the revenues that might occur going forward and continue to focus on that value engineering.

Mark:                                                               These businesses,            knows it, but these businesses are very easy to track because Josh, if you take the churn rate of a business, call it 4.7, and you just do the inverse, you do one over the churn rate, you get a digital computed life of the customer. So call it 22 months. So if your average RPU is call it 950 and say you’re making 80, 85 points of gross margin, just say you’re making eight, eight-and-a-half bucks a month, you multiply that by 22 months. So you’re talking about 170, 180 bucks if your customer acquisition cost runs you even 60 to 80 bucks, your cash on cash returns, there’s very few businesses other than MyPoints and Classmates that would ever get you that kind of return on your invested capital. So that’s why we like it.

Q:                                                                                  We have time for one question. Unless there’s anything from the audience I’ll ask the last question. So it seems like your customers are growing nicely, so what keeps you up at night?

Mark:                                                               ESPN. I watch Sports Center three times. Interesting. The thing that keeps me up at night is making sure that we as a company are doing as good a job as we can explaining our story to the investment community so they can appreciate A, what we’ve accomplished, and B, the fact that we’ve got a lot of business here that is sustainable and hugely profitable, and that United Online is doing all the right things it needs to do to diversify itself. I want to make sure that when we go to conferences like this and we have our one-on-one meetings that we articulate that because no one could have a better financial performance than what we’ve put up over the, we have six consecutive record years of EBITDA performance and I think people had become transfixed on the dial up business and its weighting within the United Online portfolio, so I want to make sure that they now see this diversification has happened and that shouldn’t be an issue anymore.

Q:                                                                                  Great. With that, I thank you for time Mark Goldston and Scott Ray.

Scott:                                                               Thanks.

END

Forward Looking Statement

Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition and estimates and projections about the operations and businesses of United Online and FTD Group are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forward looking statements are based on United Online’s current expectations, estimates and projections and include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby.

Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition and estimates and projections about the operations and business of United Online and FTD are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and are made under its safe-harbor provisions. Such forward-looking statements are based on management’s current expectations, estimates and projections and include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy any of the conditions to complete the acquisition; failure to obtain financing to complete the transaction; inability to successfully integrate the businesses and operations of United Online and FTD; failure to achieve anticipated benefits and cost savings and other benefits of the proposed transaction; and other effects on, and the increased leverage of costs associated with the proposed transaction and the timing of the proposed transaction; the combined business as well as the risk factors relating to each business as disclosed in United Online and FTD respective filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as the date hereof. Except as required by law, United Online and FTD undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information contained in this document regarding FTD Group is taken from the documents filed or furnished as applicable by FTD Group with the SEC, and United Online does not make any representations with respect to, or assume any responsibility for the accuracy or completeness of the information contained in, any documents filed or furnished, as applicable, by FTD Group with the SEC.

Additional Information

UNITED ONLINE INTENDS TO FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS OF UNITED ONLINE AND FTD GROUP AND OTHER RELEVANT MATERIALS IN CONNECTION WITH THE PROPOSED TRANSACTION. THE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO THE STOCKHOLDERS OF FTD GROUP. INVESTORS AND FTD GROUP STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND ANY AND ALL AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement/prospectus and registration statement (when available), as well as other documents filed by United Online and FTD Group with the SEC, at the SEC’s Web site at http://www.sec.gov. Investors and stockholders may also obtain a free copy of the proxy statement/prospectus and registration statement and the respective filings with the SEC directly from United Online by directing a request to Erik Randerson at 818-287-3350 and directly from FTD Group by directing a request to Jandy Tomy at 630-724-6984.